NISCAYAH

82-35019

14 May 2009

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Please find enclosed information required by Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Best Regards

Else Trägårdh
Investor Relations
Niscayah

Telephone: +46 (0)10 458 80 80
Mobile: +46 70 560 76 72
E-mail:else.tragardh@niscayah.com

09046250

SEC Mail Processing
Section

MAY 20 2009

Washington, DC
110

Securitas Systems AB
Address: P.O. Box 12231 SE-102 26 Stockholm Sweden, **Visiting address:** Lindhagensplan 70
Phone: +46 8 657 76 00, **Fax:** +46 8 657 76 25, www.securitassystems.com

NISCAYAH

82-35019

INTERIM REPORT JANUARY-MARCH 2009

- Sales increased by **11 percent** to **MSEK 2,002 (1,798)** and the organic sales growth amounted to **-6 percent (5)**.
- Sales of services increased by **19 percent** to **MSEK 833 (699)**.
- Operating income (EBIT) increased by **32 percent** and amounted to **MSEK 131 (99)**, which resulted in an operating margin (EBIT) of **6.6 percent (5.5)**.
- Income before tax increased by **95 percent** to **MSEK 122 (62)**. Foreign exchange rate effects impacted financial net by **MSEK 10 (-9)**.
- Net income increased by **94 percent** to **MSEK 84 (43)** and earnings per share increased to **SEK 0.23 (0.12)**.
- The operating cash flow increased by **44 percent** and amounted to **MSEK 241 (167)**.

COMMENTS FROM THE CEO, JUAN VALLEJO

During the first quarter we saw increased sales compared with last year, primarily due to a weaker Swedish krona. The market continues to be weak and is characterized by price pressure. The restructuring program that commenced during the fourth quarter 2008 is proceeding as planned and has contributed to reducing costs which to a large extent has countered the decreased demand.

The US/UK/Ireland segment displayed a result which was below our expectations and the market has weakened further during the quarter. We are continuing to reduce costs in line with the weakening market, while at the same time, we are intensifying the work on developing our service offering.

The focus ahead lies on further developing the service offering and thereby prioritizing margins, improving operational efficiency and generating a stable cash flow.

Financial overview – The Group

MSEK	Jan-Mar 2009	Jan-Mar 2008	Rolling 12 months[1]	Jan-Dec 2008[1]
Sales	2,002	1,798	8,213	8,009
Sales growth, %	*11*	*9*	*11*	*10*
Organic sales growth, %	*-6*	*5*	*1*	*3*
Gross income	670	607	2,758	2,695
Gross margin, %	*33.5*	*33.8*	*33.6*	*33.7*
Selling and administrative expenses	-531	-503	-2,159	-2,132
Selling and administrative expenses, margin, %	*26.5*	*28.0*	*26.3*	*26.6*
EBITDA	187	147	788	748
EBITDA margin, %	*9.3*	*8.2*	*9.6*	*9.3*
EBITA	139	104	598	563
EBITA margin, %	*7.0*	*5.8*	*7.3*	*7.0*
Operating income (EBIT)	131	99	569	537
Operating margin (EBIT), %	*6.6*	*5.5*	*6.9*	*6.7*
Net financial items	-9	-37	-111	-138
Income before tax	122	62	458	399
Net income	84	43	366	326
Earnings per share, SEK	0.23	0.12	1.00	0.89
Return on capital employed, %	-	-	*15*	*14*
Return on shareholders equity, %	-	-	*16*	*15*

1 Excluding costs of the restructuring program, MSEK 275, and impairment losses of goodwill, MSEK 490.

The Group, sales per quarter

MSEK


2 500
2 000
1 500
1 000
500
0
Q1-07
Q2-07
Q3-07
Q4-07
Q1-08
Q2-08
Q3-08
Q4-08
Q1-09

The Group, EBITA and EBITA margin per quarter

MSEK


250
200
150
100
50
0
12%
10%
8%
6%
4%
2%
0%
Q1-07
Q2-07
Q3-07
Q4-07
Q1-08
Q2-08
Q3-08
Q4-08
Q1-09

Sales

JANUARY-MARCH 2009

Sales during the period increased by 11 percent to MSEK 2,002 (1,798), of which, organic sales growth amounted to -6 percent (5).

Sales of services increased by 19 percent to MSEK 833 (699), of which, organic sales growth of services amounted to 1 percent (4).

Sales have been positively impacted during the period by changes in exchange rates amounting to MSEK 228 (-27).

Income

JANUARY-MARCH 2009

EBITA increased by 34 percent to MSEK 139 (104) and the EBITA margin increased to 7.0 percent (5.8).

Operating income (EBIT) increased by 32 percent to MSEK 131 (99) and the operating margin (EBIT) increased to 6.6 percent (5.5).

Operating income (EBIT) was positively impacted during the period by changes in exchange rates amounting to MSEK 11 (1).

Financial net during the period amounted to MSEK -9 (-37). Changes in exchange rates have impacted financial net by MSEK 10 (-9) and arise from the volatile euro and US dollar to exchange rates in relation to the Swedish krona during the period.
Income before tax increased by 95 percent to MSEK 122 (62).
Net income increased by 94 percent during the period and amounted to MSEK 84 (43).

Return on capital employed
The Group's return on capital employed was 15 percent (14 percent as of December 31, 2008). The Group's capital employed amounted to MSEK 3,733 as of March 31, 2009 (MSEK 3,734 as of December 31, 2008).

Financial goals
Niscayah has two main financial goals:
An average yearly sales growth of more than 10 percent, including acquisitions
An average yearly return on capital employed to exceed 20 percent

As of March 31 2009, sales growth amounted to 11 percent and return on capital employed amounted to 15 percent.

The segments

Mainland Europe
The share of services increased with 15 percent and amounted to 44 percent of the segment's total sales during the first quarter. The Nordic operations have performed well during the period. The G4S acquisition in Germany that was carried out during the second quarter 2008 has been fully integrated. The market conditions in the segment continue to be weak, particularly in the Southern parts of Europe, meaning that projects are being deferred to a future date. The restructuring program has achieved the desired results and is proceeding as planned.

Mainland Europe, sales per quarter


MSEK
2 000
1500
1000
500
0
Q1-07
Q2-07
Q3-07
Q4-07
Q1-08
Q2-08
Q3-08
Q4-08
Q1-09

Mainland Europe, EBITA and EBITA margin per quarter


MSEK
250
200
150
100
50
0
14%
12%
10%
8%
6%
4%
2%
0%
Q1-07
Q2-07
Q3-07
Q4-07
Q1-08
Q2-08
Q3-08
Q4-08
Q1-09

MSEK	Jan-Mar 2009	Jan-Mar 2008	Jan-Dec 2008
Sales	1,551	1,368	6,172
Sales growth, %	*13*	*12*	*13*
Sales of services	677	588	2,587
Sales growth of services, %	*15*	*9*	*12*
EBITA	158	119	591
EBITA margin, %	*10.2*	*8.7*	*9.6*
Operating income (EBIT)	154	117	576
Operating margin (EBIT), %	*9.9*	*8.6*	*9.3*

JANUARY-MARCH 2009

Sales increased by 13 percent to MSEK 1,551 (1,368), of which -2 percent was organic growth.
Sales of services during the period increased by 15 percent and amounted to MSEK 677 (588), of which, 0 percent was organic growth.
The EBITA margin amounted to 10.2 percent (8.7).
Changes in exchange rates have resulted in a positive currency effect of MSEK 146 on sales and MSEK 10 on operating income (EBIT) compared with the same period of the previous year.

US/UK/Ireland

The decreased income is due to a sharp decline within the market for implementation. The restructuring program's cost reductions have not been in line with the decreased volume. Additional cost reductions will be carried out during the second quarter. The share of services increased with 39 percent and accounted for 36 percent of the total sales and the increase was mainly due to the acquisition of National Guardian which was completed during the fourth quarter 2008. The market conditions in the segment continue to be weak.

US/UK/Irelands sales per quarter


MSEK
600
500
400
300
200
100
0
Q1-07 Q2-07 Q3-07 Q4-07 Q1-08 Q2-08 Q3-08 Q4-08 Q1-09

US/UK/Ireland, EBITA and EBITA margin per quarter


MSEK
55
45
35
25
15
5
-5
11%
9%
7%
5%
3%
1%
-1%
Q1-07 Q2-07 Q3-07 Q4-07 Q1-08 Q2-08 Q3-08 Q4-08 Q1-09

MSEK	Jan-Mar 2009	Jan-Mar 2008	Jan-Dec 2008
Sales	430	417	1,774
Sales growth, %	*3*	*-*	*2*
Sales of services	156	112	483
Sales growth of services, %	*39*	*1*	*5*
EBITA	6	11	105
EBITA margin, %	*1.5*	*2.6*	*5.9*
Operating income before impairment losses of goodwill (EBIT)	2	8	93
Operating margin (EBIT), %	*0.6*	*2.0*	*5.3*

JANUARY-MARCH 2009

Sales increased by 3 percent to MSEK 430 (417), of which -19 percent was organic growth.
Sales of services increased by 39 percent during the period and amounted to MSEK 156 (112), of which, 9 percent was organic growth.
The EBITA margin amounted to 1.5 percent (2.6).
Changes in exchange rates have resulted in a positive currency effect of MSEK 79 on sales and a positive currency effect of MSEK 1 on operating income (EBIT) compared with the previous year.

Restructuring program

A restructuring program commenced during the fourth quarter 2008 with the aim of improving profitability and to counter decreased demand, particularly in the part of the business covering implementation projects. The cost reduction measures are going according to plan and the goal remains to reduce the annual costs by MSEK 340 from the second half year. Cash flow has been negatively impacted by costs related to the restructuring program of MSEK -74 (0) during the period.

Other financial information

Financial position

The Group's net debt as of March 31, 2009 amounted to MSEK 1,664 (MSEK 1,798 as of December 31, 2008) and equity amounted to MSEK 2,069 (1,937 as of December 31, 2008).

The Group's principal credit facility, a Multicurrency Revolving Facility, is intended to secure the company's ongoing financing needs and strategic growth. The credit facility amounts to SEK 3 billion in total where of MSEK 760 has a remaining duration of three years and MSEK 2,240 a remaining duration of five years. As of March 31, 2009 outstanding loans under the credit facility amounted to MSEK 1,842 (MSEK 1,996 as of December 31, 2008) and are utilized in Swedish kronor, euro and US dollars.

Financial net for the period amounted to MSEK -9 (-37), of which the effect of changes in foreign exchange rates against the Swedish krona impacted the financial net by MSEK 10 (-9). The foreign exchange rate effects are primarily related to the Group's internal lending which is utilized in the subsidiaries' local currency while the Group's external funding primarily is utilized in Swedish kronor, euro and US dollars. The Group's interest exposure, assignable to the Group's credit facility being raised with a variable interest rate, is managed by the use of interest rate swaps of which the the market valuation is included in the Group's net interest. As of March 31, 2009, the average fixed interest term was 16.2 months.

Operating cash flow (including costs of the restructuring program)

MSEK	Jan-Mar 2009	Jan-Mar 2008	Jan-Dec 2008
EBITA	139	104	288
Investments in non-current assets	-42	-50	-167
Reversal of depreciation and amortization	48	43	185
Net investments in non-current assets	6	-7	18
Change in operating capital employed	96	70	381
Operating cash flow	241	167	687
Operating cash flow as a % of EBITA	173	160	239

The operating cash flow increased by 44 percent during the period and amounted to MSEK 241 (167) as a consequence of higher income and a focus on reducing operating capital employed.
The cash flow has been impacted by costs related to the restructuring program of MSEK -74 (0) during the period.

Investments, depreciation and amortization

Investments in operational non-current assets decreased during the period and amounted to MSEK 42 (50), of which MSEK 25 (42) were in property, plant and equipment. Depreciation and amortization of operational non-current assets increased during the period and amounted to MSEK 48 (43), of which MSEK 39 (36) were in property, plant and equipment.

Acquisitions

The Group has executed one acquisition, which was consolidated during the period.

Included as of	Company	Participating interest	Sales 2008	Employees[1]	Segment
Jan 7, 2009	Secuvision, Holland	100%	MSEK 16	7	Mainland Europe

[1]On the acquisition date

The acquisition has made a marginal contribution to sales and operating income during the period. For more information, see page 10.

Personnel

The average number of staff was 5,876 (6,270 as of December 31, 2008), of whom 7 had been employed in acquired companies.

Tax

The tax expense for the period amounted to MSEK 38 (19) based on an annual tax rate of 30.8 percent (30.6).

The Parent Company

Net sales for Niscayah Group AB during the period amounted to MSEK 15 (31). Income after net financial items for the period amounted to MSEK 7 (-7). Cash and cash equivalents amounted to MSEK 122 (MSEK 123 as of December 31, 2008). During the period, the Parent Company invested MSEK 0 (0) in shares in subsidiaries and MSEK 4 (0) in other non-current assets.

Significant risks and uncertainty factors

Niscayah's risk exposure is primarily related to risks in customer assignments, such as contract commitments, credit risks and liability risks in connection with the execution of projects and service assignments. All business risk management is carried out on the basis of the Group's business risk analysis model focusing on significant aspects in contract management, as well as the entire business cycle and is conducted in line with established policies and guidelines which define the subsidiaries' mandate and responsibility. Niscayah's risk management aims to establish risk awareness and preventive measures with the objective of minimizing financial and business-related losses and to primarily protect customers and employees. Insurance solutions are utilized to minimize any negative financial effects that may arise from indemnifications particularly related to liability issues, as well as property damage.

The Group's financial operations shall primarily support the business operations by securing financing, liquidity management and the minimization of financial risk exposure. The financial risk exposure mainly consists of foreign exchange risk, interest rate risk, liquidity risk and refinancing risks in connection with the Group's financing and current operations. All financial risk management is conducted in line with established policies and guidelines defining the mandate for the Group's internal bank, Group Treasury and the subsidiaries.

No other significant risks are judged to have arisen since the publication of the 2008 Annual Report. For additional information about Niscayah's risk exposure and risk management refer to Note 3 in the 2008 Annual Report.

Transactions with related parties

No transactions between Niscayah and related parties significantly impacting the Company's financial position and income have taken place during the period.

OUTLOOK

During 2009, Niscayah will prioritize margins over growth. The market is expected to be characterized by weak growth.

OTHER INFORMATION

Accounting principles

This report has been prepared in accordance with IAS 34, Interim Financial Reporting and according to the Swedish Financial Reporting Board's recommendation RFR 1.1, and for the Parent Company, according to recommendation RFR 2.1. A large number of amendments of existing standards, new interpretations and a new standard (IFRS 8) have become effective as of January 1, 2009. As far as Niscayah is concerned the following issued standards and interpretations that became effective on January 1, 2009 are deemed relevant for the presentation of the financial statements and the accounting principles. In other respects, Niscayah continues to apply the same accounting principles and valuation methods as described in the latest Annual Report.

IFRS 8, Operating Segments
This standard means that the segment information shall be presented on the basis of a management approach. Niscayah's segment information is already based on the internal reporting that is supplied to the highest executive decision-makers (the CEO and Group Management). The CEO and Group Management follow up the operations based on geographical areas. Operating income EBITA is reported for the segments Mainland Europe, US/UK/Ireland and Other in accordance with how the operations are followed up internally. As a result of this, Niscayah Group AB's segment classification will not change compared with what was previously presented in accordance with IAS 14.

IAS 1, Presentation of Financial Statements
The amendment of this standard involves a change to the presentation of the financial statements. In accordance with IAS 1, Niscayah has opted to present consolidated comprehensive income divided into two statements, an income statement and a statement of other comprehensive income. Furthermore, the statement of consolidated changes in equity only includes transactions with the owners.

Definitions
EBITDA: Operating income before amortization.

EBITDA margin: EBITDA as a percentage share of sales.

EBITA: Operating income before amortization of acquisition related intangible assets, but after depreciation and amortization of property, plant and equipment and other intangible assets.

EBITA margin: EBITA as a percentage share of sales.

Selling and administrative expenses, margin: Selling and administrative expenses as a percentage share of sales.

Return on shareholder's equity: Profit after tax divided by average shareholder's equity
Other definitions are presented in Niscayah's Annual Report 2008, Note 4: www.niscayah.com

Future reporting dates

July 29, 2009 (NB, Changed date)	Interim Report January-June 2009
November 3, 2009	Interim Report January-September 2009

Stockholm, May 12, 2009
Niscayah Group AB (publ.)

Juan Vallejo
CEO and President

This report has not been the subject of an audit by the Company's auditors.

Press conference
A press conference will be held at Niscayah's head office at Lindhagensplan 70 in Stockholm on May 12, at 10:30 a.m., CET.
To follow the press conference by telephone (and ask questions), please call:
Sweden: +46 (0) 8 50 520 270
UK: +44 (0) 208 817 9301
US: +1 718 354 1226

For further information please contact:

Juan Vallejo, CEO and President	+46 10 458 8000
Håkan Gustavson, CFO	+46 10 458 8000
Else Trägårdh, Investor Relations	+46 10 458 8080

Niscayah Group AB (publ.) is a world leading security partner offering complete security solutions for clients with high security demands within market segments such as banking and finance, industry, defense, healthcare and retail. Niscayah's services are based on modern technology and include access control, video surveillance, intrusion protection and fire alarm systems. www.niscayah.com

Niscayah Group AB discloses the information provided herein pursuant to the Swedish Securities Markets Act and/or the Swedish Financial Instruments Trading Act. This information was submitted for publication on May 12, 2009 at 08.30.

Consolidated income statement in summary

MSEK	Jan-Mar 2009	Jan-Mar 2008	Jan-Dec 2008
Sales	**2,001.9**	**1,797.5**	**8,009.0**
Cost of goods sold[1]	-1,331.9	-1,190.0	-5,401.1
Gross income	**670.0**	**607.5**	**2,607.9**
Selling and administrative expenses[1]	-530.7	-503.4	-2,320.0
EBITA	**139.3**	**104.1**	**287.9**
Amortization and impairment of acquisition related intangible assets	-8.1	-5.0	-516.2
Operating income (EBIT) after impairment	**131.2**	**99.2**	**-228.3**
Financial income and expenses[2]	-9.5	-36.7	-137.8
Income before tax	**121.7**	**62.5**	**-366.1**
Tax	-37.5	-19.1	-73.6
Net income for the period	**84.2**	**43.5**	**-439.7**
Of which attributable to;			
Shareholders in the Parent Company	83.9	43.2	-440.4
Minority interests	0.3	0.3	0.7
Earnings per share before dilution, SEK	0.23	0.12	-1.21
Earnings per share after dilution, SEK	0.23	0.12	-1.21

[1]Of which depreciation and amortization of;			
Property, plant and equipment	-39.2	-36.1	-151.8
Intangible assets (excluding amortization of acquisition related intangible assets)	-8.6	-7.4	-33.2
Total depreciation and amortization (excluding amortization of acquisition related intangible assets)	**-47.8**	**-43.5**	**-185.0**
[2]Financial income and expenses			
Net interest income	-19.8	-27.9	-126.0
Currency effects (net)	10.3	-8.8	-11.8
Total financial income and expenses	**-9.5**	**-36.7**	**-137.8**

Consolidated statement of comprehensive income

MSEK	Jan-Mar 2009	Jan-Mar 2008	Jan-Dec 2008
Net income	84.2	43.5	-439.7
Actuarial gains and losses	-	-	-21.0
Exchange rate differences	48.6	-131.3	86.2
Other comprehensive income for the period, net after tax	48.6	-131.3	65.2
Total comprehensive income for the period	132.8	-87.8	-374.5
Total comprehensive income attributable to:			
The Parent Company's shareholders	132.5	-88.0	-376.2
Minority interest	0.3	0.2	1.7

Consolidated balance sheet in summary

MSEK	Mar 31, 2009	Mar 31, 2008	Dec 31, 2008
ASSETS			
Non-current assets			
Intangible assets	2,752.0	2,916.9	2,655.9
Property, plant and equipment	371.3	383.2	381.7
Deferred tax assets	96.2	54.8	103.9
Financial assets	4.0	1.3	6.7
Other receivables	17.1	14.3	20.8
Total non-current assets	**3,240.6**	**3,370.6**	**3,169.0**
Current assets			
Inventories	302.9	251.2	315.4
Accounts receivable and other receivables	2,865.8	2,567.4	3,032.3
Derivative instruments	-	11.7	0.3
Cash and cash equivalents	342.7	452.3	356.4
Total current assets	**3,511.4**	**3,282.6**	**3,704.4**
TOTAL ASSETS	**6,752.0**	**6,653.2**	**6,873.4**

EQUITY	Mar 31 2009	Mar 31, 2008	Dec 31, 2008
Capital and reserves attributable to the Parent Company's shareholders	2,061.6	2,399.8	1,929.1
Minority interest	7.7	5.9	7.4
Total equity	**2,069.3**	**2,405.7**	**1,936.5**
LIABILITIES			
Non-current liabilities			
Borrowing	1,880.7	2,067.0	2,038.8
Other interest-bearing liabilities	4.0	4.0	4.0
Deferred tax liabilities	155.1	142.7	160.4
Provisions for pensions	94.5	51.2	95.4
Other liabilities	0.0	0.7	0.0
Other provisions	88.9	29.0	89.8
Total non-current liabilities	**2,223.2**	2,294.7	**2,388.4**
Current liabilities			
Borrowing	57.0	69.9	54.1
Other interest-bearing liabilities	47.9	31.1	48.9
Accounts payable and other liabilities	2,232.0	1,851.8	2,254.1
Derivative instruments	20.9	-	15.2
Other provisions	101.7	-	176.2
Total current liabilities	**2,459.5**	**1,952.8**	**2,548.5**
TOTAL EQUITY AND LIABILITIES	**6,752.0**	**6,653.2**	**6,873.4**

Effects of changes in consolidated equity

MSEK	Share capital	Other paid in capital	Reserves	Retained earnings	Total	Minority interest	Total equity
	Equity attributable to the Parent Company's shareholders						
Opening balance as at January 1, 2008	365.1	0.1	33.9	2,088.7	2,487.8	5.7	2,493.5
Total comprehensive income for the period			-131.2	43.2	-88.0	0.2	-87.8
Closing balance as at March 31, 2008	365.1	0.1	-97.3	2,131.9	2,399.8	5.9	2,405.7
Opening balance as at January 1, 2009	365.1	0.1	119.1	1,444.8	1,929.1	7.4	1,936.5
Total comprehensive income for the period			48.6	83.9	132.5	0.3	132.8
Closing balance as at March 31, 2009	**365.1**	**0.1**	**167.7**	**1,528.7**	**2,061.6**	**7.7**	**2,069.3**

CONSOLIDATED CASH FLOW STATEMENT IN SUMMARY

MSEK	Jan-Mar 2009	Jan-Mar 2008	Jan-Dec 2008
Cash flow before changes in working capital	64.2	27.5	450.5
Changes in working capital	124.4	109.3	60.3
Cash flow from operating activities	**188.6**	**136.8**	**510.8**
Cash flow from investing activities	-61.3	-75.3	-332.2
Of which acquisition of subsidiaries/operations[1]	*-18.8*	*-23.4*	*-164.6*
Cash flow from financing activities	-149.9	-4.5	-251.6
Cash flow for the period	**-22.6**	**57.0**	**-73.0**
Cash and cash equivalents at beginning of period	356.4	401.9	401.9
Cash flow for the period	-22.6	57.0	-73.0
Exchange rate differences in cash and cash equivalents	8.9	-6.7	27.5
Cash and cash equivalents at end of period	**342.7**	**452.3**	**356.4**

[1]Specification of all acquired net assets and goodwill, January – March 2009
Acquisition calculations are subject to final adjustment no later than one year after the date of acquisition.

MSEK	Carrying amounts for acquisitions	Adjustment to fair value	Fair value acquisition balance
Intangible assets			
Property, plant and equipment	0.3		0.3
Accounts receivable	3.6		3.6
Other assets	3.0		3.0
Other liabilities	-4.5		-4.5
Net debt	0.1		0.1
Identifiable net assets	2.4		2.4
Goodwill			16.5
Purchase price			18.9
Acquisition-related cash and cash equivalents			-0.1
Total effect on the Group cash and cash equivalents			**18.8**

Key ratios and other information

	Jan-Mar 2009	Jan-Mar 2008	Jan-Dec 2008[1]
Sales growth, %	11	9	10
Organic sales growth, %	-6	5	3
Gross margin, %	33.5	33.8	33.7
Selling and administrative expenses, margin, %	26.5	28.0	26.6
EBITDA margin, %	9.3	8.2	9.6
EBITA margin, %	7.0	5.8	7.0
Operating income (EBIT) before impairment losses of goodwill. %	6.6	5.5	6.7
Net margin, %	4.2	2.4	4.1
Market price at the end of the period, SEK	9.85	17.30	6.65
Dividend per share, SEK	-	-	0.30
Earnings per share, SEK	0.23	0.12	0.89
Number of outstanding shares	365,058,897	365,058,897	365,058,897
Average number of shares	365,058,897	365,058,897	365,058,897
Costs for the restructuring program, MSEK	-	-	-275.6
Impairment losses of goodwill, MSEK	-	-	-490.0

	Mar 31, 2009	Mar 31, 2008	Dec 31, 2008
Operating capital employed, MSEK	1,126.4	1,298.9	1,204.3
Goodwill, MSEK	2,320.6	2,583.3	2,246.1
Acquisition related intangible assets, MSEK	286.3	230.3	283.7
Capital employed, MSEK	3,733.2	4,112.5	3,734.1
Net debt, MSEK	1,663.9	1,706.8	1,797.6
Equity, MSEK	2,069.3	2,405.7	1,936.5
Return on capital employed, before restructuring costs, %	-	-	14
Return on capital employed, %	-	-	8
Return on shareholder's equity, before restructuring costs, %	-	-	15
Return on shareholder's equity, %	-	-	-20
Debt/equity ratio, multiple	0.80	0.71	0.93
Equity/assets ratio, %	31	36	28

[1]Excluding costs of the restructuring program and impariment losses of goodwill

For definitions, see page 7 and Annual Report

THE GROUP'S ORGANIC SALES GROWTH AND EFFECTS OF CHANGES IN EXCHANGE RATES

The calculation of organic sales growth and specification of changes in exchange rates on operating income EBITA and EBIT are presented below:

MSEK	Jan-Mar 2009	Jan-Mar 2008	%
Sales	2,001.9	1,797.5	11
Acquisitions/disposals	-78.7	-	
Exchange rate changes from 2008	-228.1	-	
Organic sales	**1,695.1**	**1,797.5**	**-6**
EBITA			
EBITA	139.3	104.1	34
Exchange rate changes from 2008	-14.0	-	
EBITA	**125.3**	**104.1**	**20**
Operating income (EBIT)			
Operating income (EBIT)	131.3	99.2	32
Exchange rate changes from 2008	-10.9	-	
Operating income (EBIT)	**120.4**	**99.2**	**21**

THE GROUP'S SEGMENTS, OVERVIEW JANUARY-MARCH

Niscayah's operations are divided into different segments, Mainland Europe and US/UK/Ireland. Mainland Europe comprises the European market except for the UK and Ireland. The Anglo-Saxon market comprises the US, UK and Ireland. Other, includes Australia, Hong Kong and the Parent Company's costs.

	Mainland Europe		US/UK/Ireland		Other		Eliminations		Group	
MSEK	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Sales, external	1,551.3	1,368.0	429.7	417.3	20.9	12,2	-	-	2,001.9	1,797.5
Sales, internal	0.0	0.4	-	-	2.2	8.4	-2.2	-8.8	-	-
Sales	**1,551.3**	**1,368.4**	**429.7**	**417.3**	**23.1**	**20.6**	**-2.2**	**-8.8**	**2,001.9**	**1,797.5**
Organic sales growth, %	*-2*	*5*	*-19*	*5*	*-2*	*16*	-	-	*-6*	*5*
EBITA	157.7	119.5	6.3	10.9	-24.7	-26.3	-	-	139.3	104.1
EBITA margin, %	*10.2*	*8.7*	*1.5*	*2.6*	-	-	-	-	*7.0*	*5.8*
Amortization of acquisition related intangible assets	-4.2	-2.4	-3.8	-2.6	-	-	-	-	-8.1	-5.0
Operating income (EBIT)	**153.5**	**117.1**	**2.5**	**8.3**	**-24.7**	**-26.3**	-	-	**131.2**	**99.2**
Operating margin (EBIT), %	*9.9*	*8.6*	*0.6*	*2.0*	-	-	-	-	*6.6*	*5.5*
Financial income and expenses	-	-	-	-	-9.5	-36.7	-	-	-9.5	-36.7
Income before tax	**153.5**	**117.1**	**2.5**	**8.3**	**-34.2**	**-63.0**	-	-	**121.7**	**62.5**
Operating capital employed	767.5	1,072.7	197.3	287.7	161.6	-61.5	-	-	1,126.4	1,298.9
Operating capital employed as % of sales	*12*	*19*	*11*	*17*	-	-	-	-	*14*	*19*
Goodwill	1,550.8	1,364.1	710.0	1,154.2	59.8	65.0	-	-	2,320.6	2,583.3
Acquisition related intangible assets	112.8	83.1	173.4	147.2	-	-	-	-	286.3	230.3
Capital employed	**2,431.1**	**2,519.9**	**1,080.7**	**1,589.1**	**221.4**	**3.5**	-	-	**3,733.2**	**4,112.5**

CONSOLIDATED INCOME STATEMENT PER QUARTER 2009

MSEK	Jan-Mar	Apr-Jun	Jul-Sep	Oct-Dec
Sales	**2,001.9**			
Cost of goods sold	-1,331.9			
Gross income	**670.0**			
Gross margin, %	*33.5*			
Selling and administrative expenses	-530.7			
Selling and administrative expenses, margin, %	*26.5*			
EBITA	**139.3**			
EBITA margin, %	*7.0*			
Amortization of acquisition related intangible assets	-8.1			
Operating income (EBIT)	**131.2**			
EBIT margin, %	*6.6*			
Financial income and expenses	-9.5			
Income before tax	**121.7**			
Tax	-37.5			
Net income for the period	**84.2**			

CONSOLIDATED INCOME STATEMENT PER QUARTER 2008 (Excluding restructuring program)

MSEK	Jan-Mar	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Dec
Sales	**1,797.5**	**1,946.9**	**1,875.9**	**2,388.7**	**8,009.0**
Cost of goods sold	-1,190.0	-1,287.3	-1,229.6	-1,606.7	5,314.6
Gross income	**607.5**	**659.6**	**646.3**	**782.0**	**2,695.4**
Gross margin, %	*33.8*	*33.9*	*34.5*	*32.7*	*33.7*
Selling and administrative expenses	-503.4	-531.7	-536.1	-560.8	-2,132.0
Selling and administrative expenses, margin, %	*28.0*	*27.3*	*28.6*	*23.5*	*26.6*
EBITA	**104.1**	**127.9**	**110.2**	**221.2**	**563.4**
EBITA margin, %	*5.8*	*6.6*	*5.9*	*9.3*	*7.0*
Amortization of acquisition related intangible assets	-5.0	-6.4	-6.3	-8.5	26.2
Operating income (EBIT)	**99.2**	**121.4**	**103.9**	**212.7**	**537.2**
EBIT margin, %	*5.5*	*6.2*	*5.5*	*8.9*	*6.7*
Impairment losses of goodwill	-	-	-490.0	-	-
Financial income and expenses	-36.7	-16.7	-32.1	-52.3	137.8
Income before tax	**62.5**	**104.7**	**-418.2**	**160.4**	**399.4**
Tax	-19.1	-32.5	-21.5	-0.5	73.6
Net income for the period	**43.5**	**72.1**	**-439.7**	**159.9**	**325.8**

The Parent Company's income statement in summary

MSEK	Jan-Mar 2009	Jan-Mar 2008	Jan-Dec 2008
Net sales	15.0	30.6	187.3
Other operating expenses	-22.3	-25.8	-110.3
Operating profit	**-7.3**	**4.8**	**77.0**
Income from financial items, net[1]	14.4	-11.9	-449.1
Income after financial items	**7.1**	**-7.1**	**-372.1**
Appropriations	54.0	66.7	-29.3
Income before tax	**61.1**	**59.6**	**-401.4**
Tax	7.7	-16.7	-46.3
Net income	**68.8**	**42.9**	**-447.7**

[1]Write-down of shares in subsidiaries of MSEK -512 as of December 2008.

The Parent Company's balance sheet in summary

MSEK	Mar 31, 2009	Mar 31, 2008	Dec 31, 2008
ASSETS			
Non-current assets	8,805.2	9,028.1	8,723.3
Current assets	786.8	919.3	826.6
TOTAL ASSETS	**9,592.0**	**9,947.4**	**9,549.9**
EQUITY	**7,089.3**	**7,595.0**	**6,950.9**
Untaxed reserves	136.8	109.3	146.2
LIABILITIES			
Non-current liabilities	1,872.0	2,021.5	2,025.9
Current liabilities	493.9	221.6	426.9
TOTAL EQUITY AND LIABILITIES	**9,592.0**	**9,947.4**	**9,549.9**